HESKETT & HESKETT
ATTORNEYS AT LAW
JOHN HESKETT	501 SOUTH JOHNSTONE, SUITE 501	TELEPHONE (918) 336-1773
APRIL MATHER	BARTLESVILLE, OKLAHOMA 74003	FACSIMILE (918) 336-3152
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JACK HESKETT (1932 - 2005)
BILL HESKETT (1933 - 1993)

17 July 2006

Mr. Ryan Rohn

Division of Corporation Finance

United States Securities and Exchange Commission

Via Electronic Transmission

Re:

Innova Pure Water, Inc.

Form 10-KSB for Fiscal Year Ended June 30, 2005

Filed October 12, 2005

File No. 000-29746

Dear Mr. Rohn:

In response to our last telephone conference with you, Innova Pure Water, Inc. (the “Company”), has addressed your comments that concerned you most about the acquisition of Numera Software Corporation (NSC) and whether or not this constituted a reverse merger.  In this regard, the Company has addressed below the four points mentioned and their consideration of the facts related to each point.

Minority voting interest

Regarding minority voting interests and the existence of an organized group of owners in the combined entity, there is really not any organized group of owners that have the ability to vote their combined shares in a manner to control the Company.  Even though the largest former NSC investor groups (comprised of two separate investor LLCs) now own approximately 23% of the Company’s outstanding voting shares, these LLCs have not voted together in an organized group (obviously, to the extent an LLC casts a vote for its shares it represents a vote for the ‘organized’ investors of that LLC).  This fact was most recently demonstrated during the Company’s annual meeting of its stockholders on April 26, 2006.  At that meeting there were a total of 18,783,240 shares represented, 6,930,047 (36.9%) of which were those of the former Innova stockholders.

Furthermore, each NSC investor LLC, and the individual investors therein, are different and unrelated to each other.  To date no organized voting interest has developed from these two LLCs.  Even if such an organized voting interest developed, the 23% voting interest would not be significant enough to control the Company, especially given the composition of the Company’s board of directors, which resulted from the combination.

This fact is also true regarding the former NSC stockholders as a whole.  Although they have a total of 16,600,000 (48.0%) shares, there has not been and are not now any organized group of these stockholders.  Again, this is not unusual and is not unexpected since these stockholders are diverse and unrelated individual investors (even within the LLCs) located primarily in two different states.

In addition, it should be noted that of the seven Company directors that existed after the combination, two, including its chairman, were from the former Innova entity, one from the acquired Desertview entity, two from the acquired NSC entity and two are new and independent directors not previously involved with any of the entities involved in the combination.  This fact is shown in the following chart.

Actually, the largest organized group of stockholders, from a practical perspective, is that of the two former Innova directors, John Nohren, Chairman, and Rose Smith.  Together they own approximately 20% of the outstanding voting shares.  This ‘organized group’ controlled 36.9% of the shares represented at the April 26th annual stockholders meeting.

Corporate location

Although a change in the location of a Company’s headquarters is a characteristic common in a reverse merger, this was not the case in our situation.  In our case, the Company moved its headquarters to Dallas, Texas to be in a position to serve all entities from a central location.  In fact, the operations of each respective entity did not change and remained in their locations existing prior to the combination.  Innova operations remain in Florida, Numera operations remained in Texas and Desertview operations remained in Arizona.  The new board believed that a central location would improve accessibility to customers, board members and stockholders.

In this regard, it should be noted that the Company did not discontinue any of the products or operations of Innova, Numera or Desertview after the combination.  Each product is considered to be an integral part of our business focus and direction.  On the contrary, business products and operations are often changed or discontinued in reverse merger combinations.

Change of independent auditors and SEC counsel

Although a change in a Company’s auditors is a characteristic common in a reverse merger, this also was not the case in our situation.  The proximity of the auditors to our location was important since all accounting and administrative records and documentation was to be maintained in the Company’s headquarters.  However, our decision for new auditors was based upon our investigation into the firm’s reputation and background and our meeting with firm representatives.  In fact, the Company neither retained the original Innova auditors, Numera’s accounting firm nor Desertview’s accounting firm (in the later two instances, audits were not previously required).

The same factors were considered in selecting our SEC counsel as well.

Finally, as requested, the Company acknowledges that:

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The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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Changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

Please contact us if you should have any comments or further requests.  Should there be any change in the above request, we will notify you immediately of any events associated thereto.

Very truly yours,

/s/   John Heskett

John Heskett

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